EXHIBIT 18

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/11/26 to 2/12/26, the date of the event which required filing of this Schedule 13D/A. All trades were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/10/2026	Buy	62,201	71.10
2/11/2026	Buy	40,222	72.09
2/12/2026	Buy	83,533	69.69